Filed by Thermage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933 and

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Thermage, Inc.

Commission File No.: 001-33123

THERMAGE, INC., Second Quarter 2008 Earnings Conference

August 12, 2008, 5:30 a.m. PT

Operator	Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the Thermage second quarter 2008 results conference call. [Instructions provided to ask questions during Q&A session.] This conference is being recorded today, Tuesday, August 12, 2008.

I would now like to turn the call over to Mr. Doug Sherk. Please go ahead, sir.

D. Sherk	Thank you, operator, and good morning, everyone. By now everyone should have access to the second quarter 2008 earnings release which was distributed yesterday afternoon after the market close. The release is available on the investor relations section of Thermage’s website at www.thermage.com and with our form 8-K filed with the SEC.

Before we get started, during this course of this conference call, the company will make projections and may make other statements about the company’s business that are forward-looking and are subject to many risks and uncertainties that could cause actual results to differ materially from expectations. A detailed discussion of the risks and uncertainties that affect our business is contained in the company’s SEC filings particularly under the heading “Risk Factors.” Copies of these filings are available online from the SEC or on the Thermage website.

The company’s projections and forward-looking statements are based on factors that are subject to change and therefore these statements speak only as of the date they are given. The company does not undertake to update any projections or forward-looking statements. In addition, to supplement the GAAP numbers we have provided non-GAAP net income and non-GAAP diluted income per share information that excludes the impact of the stock based compensation.

We believe these non-GAAP numbers provide you with an insight to conduct a more meaningful and consistent comparison of our ongoing operating results and trends compared with historical results. A table reconciling the GAAP financial information to the non-GAAP information is included in our earnings release.

Later in the call the company will also offer a slide presentation which includes information concerning the pending acquisition of Reliant Technologies including financial results as disclosed in the Form S-4 recently filed with the SEC. The slide presentation can be accessed from Thermage’s website at www.thermage.com. Please click on the link to the presentation at the lower left hand side of the Thermage home page just below the world map.

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With that I’ll turn the call over to Steve Fanning, Chairman, President and CEO of Thermage.

S. Fanning	Thanks, Doug, and good morning, everyone, and for those of you out on the West Coast, a very good early morning. Thank you again for joining us today for our second quarter 2008 conference call. With me today is Jack Glenn, our Chief Financial Officer and Clint Carnell, our Chief Operating Officer.

The agenda for our conference call this morning will be to first review our results for the second quarter and then turn to a webcast presentation and discussion on the pending acquisition of Reliant Technologies which we announced on July 7th. Finally, we will open the call for questions.

Now onto our second quarter results.

Yesterday afternoon we released our results for the second quarter that ended June 30, 2008. We reported revenue for the quarter of $17.9 million, at the high end of our preliminary results that we announced on July 7th.

This was a solid quarter for Thermage in what has been a difficult period for the esthetics market. We grew both the top and bottom line, increased treatment tip and other consumable revenue by 15%, substantially improved our gross margin and sold the second largest number of system upgrades since the introduction of the ThermaCoolNXT last year.

In addition, we announced a proposed acquisition that combines two of the market leaders in skin tightening and skin resurfacing. We believe this transaction has the potential to boost the growth opportunities and our earnings power.

To begin I’d like to talk about some key financial highlights of the second quarter. We grew our revenue by 2% which was driven by sales of our tips and consumables. Treatment tip revenue in the quarter increased both domestically and internationally.

In the second quarter, sales of our treatment tips and other consumable revenue represented 74% of revenue compared with 70% in the first quarter and 66% in last year’s second quarter. We attribute the increase in tip revenue to continued high demand for our premium treatment tips including the STC tip, the DC tip or body shaping tip and the ThermaCool CL for cellulite, all of which we introduced within the last 12 months.

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Tip ASPs were $337 in the second quarter compared with $300 in the second quarter of 2007. While sales of new systems were down in Q2 on a year-over-year basis, we had the second highest quarter of system upgrades sales since we introduced the NXT in February 2007. Our sales team placed 165 systems which included 89 system upgrades during the period.

Our second quarter revenue results confirmed the high regard patients and clinicians hold for Thermage procedures. The success of our procedures and our differentiated business model that focuses on recurring revenue are the primary reasons we are generating modest revenue growth and profitability.

The bifurcation of our U.S. salesforce is contributing to our success. By separating the focus on servicing existing accounts and tip sales from sales of new systems, we are able to build business with our loyal customers while devoting the attention and time required to generate leads, build new relationships and close new sales.

While the economic climate is affecting our industry, our company did an excellent job of putting our heads down, focusing on our business and growing sales. I’d like to thank our employees for these results. Our focus over the remainder of 2008 will be on increasing system sales especially in international markets, generating strong, recurring revenue from the sale of treatment tips and closing the Reliant transaction.

Now Jack will provide further details of our financial performance and discuss our full year 2008 guidance. Jack.

J. Glenn	Thanks, Steve, and thanks to all of you for joining us today. Given that we filed our Form 10-Q yesterday afternoon, I will focus my remarks on a few key highlights.

Our second quarter revenue of $17.9 million was evenly split between U.S. and international. International revenues grew 10% while U.S. revenues declined 4%.

$13.2 million or 74% of Q2 revenue consisted of ThermaTips and other consumables. ThermaCool RF generator systems were $4.3 million for the quarter or 24% of total revenues and service and other revenues were approximately $400,000 or 2% of total revenue. Our installed base of systems at the end of the quarter grew to 2,561 systems of which 1,328 are in the U.S. and 1,233 are international.

The gross profit margin for the quarter was 77.1% as compared to 72.5% for the prior year period. The higher proportion of revenue from tips and other consumables of 74% for Q2 2008 as compared to 66% for Q2 2007 and improved manufacturing period costs were the primary drivers in the improved gross profit margin levels.

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Sales and marketing expenses as a percentage of revenue at 39% were flat when compared to Q2 2007.

Research and development expenses for the second quarter of 2008 were also flat as compared to last year at $2.2 million.

General and administrative expenses of $3 million rose slightly by $200,000 from $2.8 million the prior year period as a result of legal fees related to the patent litigation with Alma Lasers and professional fees associated with Sarbanes-Oxley compliance.

Total stock based compensation charges for the quarter were $923,000. The breakdown of these charges on the P&L was as follows: cost of goods sold, $53,000; sales and marketing, $354,000; R&D, $82,000; and G&A, $434,000.

Q2 operating income on a non-GAAP basis which excludes stock based compensation charges of $923,000 was $2.5 million or 14% of revenue. On a GAAP basis, operating income for the second quarter was $1.6 million or 9% of revenue.

Net income for the quarter on a non-GAAP basis excluding stock based compensation was approximately $3.0 million or $0.12 per share. This compares with net income of $2.5 million or $0.10 a share on a non-GAAP basis last year. On a GAAP basis, net income was $2.0 million or $0.08 per share compared to $1.3 million or $0.05 per share last year.

Now turning to the balance sheet. As of June 30, 2008, we had approximately $52 million of cash and marketable investments and no debt. During the quarter we generated approximately $1.9 million in cash from operations. Please note that our portfolio of marketable investments does not include any auction rate or asset backed securities.

Accounts receivable at the end of the second quarter were $7.1 million resulting in days sales outstanding of 36 days.

Finally, without giving effect to the Reliant transaction, we are maintaining our previously announced guidance of full year 2008 revenue in the range of $67 to $70 million. Full year 2008 earnings per share is expected to be between break even and $0.03.

Non-GAAP EPS for the full year of 2008 which excludes stock based compensation charges is expected to be in the range of $0.18 to $0.21. The per share earnings amounts are based on weighted average shares of approximately 26 million.

With that I’ve concluded my overview of Thermage’s Q2 financial performance and I’ll turn the call back over to Steve.

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S. Fanning	Thanks, Jack. We’d like to spend a little time discussing our proposed acquisition of Reliant Technologies which we announced on July 7. Again, our presentation accompanying our discussion today is available through a link at the bottom of our home page below the world map at www.thermage.com.

First I’ll review the strategic benefits of the transaction and then Clint Carnell will discuss the Fraxel product line and technology as well as key benefits of the combined operations. Finally, Jack will review Reliant’s recent financial performance as well as details of cost synergies we expect to achieve after closing the transaction. If you would please turn to slide 5 of our presentation.

We’re exciting about merging with Reliant for a number of reason. Reliant was the pioneer of Fraxel technology and continues to be the leader in skin resurfacing and rejuvenation.

The Fraxel brand is one of the most recognized brands in aesthetics. The company has sold over 1,700 devices which form the basis of their consumable revenue stream.

In terms of product innovation, Reliant followed its original product offering in 2004 with its workhorse, re:store product in 2006, the re:fine in 2007 and the re:pair in early 2008.

Reliant’s role as the early innovator has enabled it to create strong patent protection with 30 patents issued in the U.S. and 121 patents pending in the U.S. and internationally. Most importantly, the company has reached an agreement with Philips to develop a home device product to address a brand new market.

Turning to slide 6. A little over a month ago we announced a proposed transaction to create a global leader in aesthetic devices. We’ve gotten to know the Reliant organization very well and as a result of our due diligence prior to the announcement and our integration planning over the last month, we’re confident the combination will create significant value for shareholders, our customers and our employees.

The proposed transaction will combine market leaders in skin tightening and skin resurfacing, two of the largest segments of the aesthetic device industry. Our two companies offer products that are complementary and are often used together. Furthermore, both of our businesses have significant consumable revenue. By combining Thermage and Reliant, we believe we will be generating strong economies of scale and significant cross selling opportunities through what will be one of the largest sales organization in the aesthetic device industry, calling on both prospective customers and our existing installed base of over 4,200 customers.

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Both companies have established track records of innovation which will most definitely continue under the strong leadership of Dr. Len DeBenedictis, who is currently the Chief Technology Officer of Reliant. In addition, we expect that the combination of Thermage and Reliant will expand our presence overseas.

From a financial perspective as I mentioned, both companies execute a strong recurring revenue financial model and given the close proximity of our respective headquarters, we expect to generate significant SG&A cost synergy opportunities as Jack will review in a few moments.

We believe that the combined operation will generate strong cash flow during 2009 and that the proposed transaction will be accretive to 2009 EPS.

Now I’d like to turn the call over to Clint Carnell to provide additional details on Reliant. Clint?

C. Carnell	Thanks, Steve. Please turn to slide 7 for an overview of Reliant’s products. Reliant has 3 core products. The Fraxel re:pair, launched in January of this year, uses an ablative technology based on the CO2 laser. The product targets plastic surgeons and dermatologists and the initial market reactions have been fantastic.

The re:pair uses one treatment tip per procedure and is considered the premiere technology for ablative fractional resurfacing.

The Fraxel re:store was introduced in September 2006 and it continues to demonstrate strong growth and represents their workhorse platform. The system uses a non-ablative technology that targets both core and non-core physicians. Each treatment tip is typically used for a series of 3 to 5 face treatments and the Fraxel re:store is considered by many the gold standard for non-ablative fractional procedures.

Finally, the Fraxel re:fine was launched in June 2007 to target non-core physicians and medi-spas. The system uses a non-ablative technology and is the least invasive of the product portfolio. Each treatment tip is typically used for a series of 5 to 6 face treatments. We believe this platform has significant growth opportunities internationally and domestically in the non-core category.

Turning to slide 8, Reliant uses a unique continuous motion scanning technology enabling the practitioner to deliver Fraxel laser treatments by performing a simple planing motion on the patient’s skin. The motion control technology automatically delivers a consistent level and pattern of energy by compensating for how rapidly the practitioner moves the

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handpiece. This results in a more uniform post treatment appearance and reduced treatment time. The technology also reduces the risk of operator error including the activating of the laser if it is not in motion on the skin.

In terms of system reliability, the re:store and re:fine laser systems use advanced fiber laser technology reducing the need for optical alignment or adjustments thus the Fraxel laser systems require minimal regular maintenance and have a reduced total cost of ownership.

As you can see on slide 9, Thermage has an installed base of more than 2,500 systems and Reliant has an installed base of more than 1,700 systems. We believe that as many as 400 of our customers use both Thermage and Reliant therapies already. Early feedback from these customers provide some of the basis for our optimism about our ability to cross brand and explore the bundling of our technologies.

As seen on slide 10, to further develop cross selling opportunities created by bringing together our 2 companies, we will be creating the largest U.S. salesforce in the aesthetic energy device industry. With our bifurcated salesforce, one team will focus on the sale of consumables while the other team focuses on the sale of systems.

Thermage moved to this model in late 2007 and despite a very difficult environment, we continue to experience increased revenues for treatment tips and system upgrades as well as expanding gross margins.

On the consumable side of the sales model, as noted on slide 11, we have developed proven cooperative marketing campaigns with physicians and believe the combination of the two companies will result in increased visibility of the two leading brands with both physicians and consumers.

Better visibility of the brand in combination with our bifurcated salesforce model will drive growth of consumable revenue from the Reliant installed base. Our combined strength in tips and other consumables is illustrated on slide 12.

For the first 6 months of 2008, approximately 45% of the combined companies’ revenue was generated from tips and other consumables which represented a year-over-year increase of 16%.

Now I’d like to turn the call back over to Jack.

J. Glenn

Thank you, Clint. We filed our registration statement on Form S-4 yesterday in connection with the Reliant transaction. The financial information with respect to Reliant has been provided by Reliant for inclusion in the registration statement. I would like to review a number of key financial considerations including Reliant’s historical growth, Reliant’s current

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operating income and cost structure, a detailed breakdown of cost synergies and the combined company’s projected cash position.

Turning to slide 14, Reliant has been one of the fastest growing companies in the aesthetic space. Recently this growth has been driven by system sales and tips and other consumables. System sales have increased approximately 28% in the first 6 months of 2008 over 2007. In addition, tips and consumable sales have grown 37% over 2007.

Growth in systems and tips and other consumables have been offset by a decrease in upgrades in auxiliary equipment to result in total growth of 12% in the quarter ending March 31, 2008 and 19% in the quarter ending June 30, 2008.

We believe several factors will continue to drive Reliant’s growth. First, the continued momentum for re:pairs as well as pending foreign registration clearances; second, expanded application capability for re:store; and third, the recently announced partnership with Philips that will add a modest amount of development revenue beginning in 2009. Finally, we anticipate that tip sales will continue to be robust.

Turning to slide 15, Reliant has been one of the fastest revenue growers in the aesthetic space. Its revenue growth in 2007 exceeded industry peers by 12% and in 2008 its revenues have exceeded industry peers by 11% and 18%, respectively, in Q1 and Q2.

Adding Reliant’s growth to Thermage’s will create a company that will continue to grow above the aesthetic device industry average.

Turning to slide 16, Reliant has made dramatic strides in reducing its net losses over the past 9 months. In 2007 Reliant lost $24.1 million in GAAP operating income. However, when we back out stock based compensation charges of $6.3 million and extraordinary charges of $2.6 million related to a withdrawn IPO and a $1.7 million inventory charge, the company lost $13.5 million from operations on a non-GAAP basis.

As revenues have increased, operating results have shown constant improvement. In Q1 2008, increased tip sales led to higher gross profit of 60% and a GAAP operating loss of $5.0 million. However, when we back out $2.0 million in stock based compensation and approximately $700,000 in M&A expenses, the company lost $2.2 million from operations on a non-GAAP basis. In Q2 2008, Reliant had a GAAP operating loss of $2.1 million.

On a non-GAAP basis, excluding stock based compensation charges of $2.0 million, M&A expenses of $100,000 and severance costs of $200,000, the company had operating income of $300,000. This profit was driven by

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strong revenue growth of 19% and a modest increase in gross margins while the company continues to hold overall operating expenses steady.

Now turning to slide 17. We would like to detail for you the $14 million in expected cost synergies that have been calculated on a specific individual and cost line item basis.

Sixty-six positions have been identified for reduction in headcount. These 66 positions result in $2.2 million savings in sales; $2.3 million in marketing; $1.4 million in operations; and $3.4 million in G&A for a total cost savings related to headcount reductions of $9.3 million.

In addition, we have identified $2 million in marketing through overlapping attendance at tradeshows, efficiencies in advertising and public relations and opportunities to conduct joint workshops.

A $500,000 facility synergy results from moving Reliant employees to Thermage headquarters in Hayward, California. An R&D reduction of $1 million is driven by cross synergies among engineering disciplines and efficiencies in conducting clinical studies.

Finally, consulting, legal, insurance and audit costs are expected to decline by a total of $1.2 million due to the reduction in duplicative costs.

For 2009 we expect to realize approximately $2.5 million of the $14 million in synergies in the first quarter of the year with the balance of the synergies spread evenly over the last 3 quarters of 2009.

Now please turn to slide 18. If you look at the right side of the slide you will see that Thermage’s operating expense as a percentage of revenue during the second quarter was 68% while Reliant was 70%. Because Reliant and Thermage have had a relatively small but growing revenue base compared to the other participants in the aesthetics market, both companies had relatively high operating expenses as a percentage of revenue.

The combined company will have one of the largest revenue bases in the aesthetic space. Given its larger size, it would be reasonable to expect it to have a cost structure similar to the larger players. If we take into account one quarter’s worth of the $14 million in annual synergies we expect to realize in 2009, or $3.5 million, the combined operating expenses at 61% of revenue would still be approximately 7% larger than the other comparably sized players.

Given this level of operating expenses in conjunction with our stated 2009 gross margin target of 70% from our call on July 7, results in an operating income target of 9% of revenue for 2009.

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Now turn to slide 19. Our cash as of June 30, 2008 stands at $52.2 million. If we take into account our $5 million loan to Reliant, the $25 million to be paid to Reliant shareholders, $8 million in estimated transaction expenses, $2.5 million in cash assumed from Reliant and $1 million debt and interest repayment, we end the year with approximately $16 million of cash as of 12/31/08.

This assumes that the approximately $4 million of remaining net debt assumed from Reliant either remains outstanding with the current lenders or that we put a substantially equivalent new loan in place. This cash profile excludes any cash generated by Thermage or Reliant operations during the second half of the year. We continue to expect to generate approximately $15 million in cash flow from operations in 2009.

In summary, these details should enable you to understand the potential cost savings that can be realized by combining these two operations. We continue to believe that the acquisition of Reliant will be accretive to our 2009 EPS and we currently expect the transaction to close in Q4 2008.

Now I’d like to turn the call over to the operator for your questions.

Operator	Thank you. We will now begin the question and answer session.

Our first question comes from Kaye Nakae with Collins Stewart. Please go ahead.

K. Nakae	Yes, good morning. Jack, could you give us the revenue split for tips U.S./OUS in the quarter?

J. Glenn	Yeah, within revenue we’ll give you that number.

K. Nakae	Then also could you give us an idea of what the revenue split is U.S./OUS for Reliant?

J. Glenn	Domestic tips for the quarter was $6.4 million and international was $6.8 million. That’s tips and consumables. And your question regarding Reliant?

K. Nakae	What’s their geographic revenue split?

J. Glenn	It’s roughly 60/40. 60% domestic, 40% international.

K. Nakae	My second question, Steve, is how many of your U.S. accounts are now participating in the Infinity Partner plan.

S. Fanning

That’s pretty competitive information. I will just tell you that we have gotten an overwhelming strong response from our customers so we’re very, very pleased that it’s significantly exceeded our expectations. Kaye, we view that

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as proprietary information. It’s served us very well in the marketplace so we’re not going to give the exact number.

Operator	Our next question comes from Anthony Vendetti with Maxim Group. Please go ahead.

A. Vendetti	Thanks. Was wondering, can you talk a little bit about the legal situation with Alma, where that’s at, what were the legal expenses this quarter. Then, Jack, if you could just give us again the amount of stock based compensation that went into G&A. I missed that last one.

S. Fanning	Good morning, Anthony. In terms of Alma, our expenses are less than what we originally projected because the marksman hearing will not be this year. We think it will be approximately $150 right now, but at the end of the day, less than what we thought originally. That’s in Q2, about $150.

A. Vendetti	$150,000?

S. Fanning	Yes.

J. Glenn	Anthony, the G&A stock based compensation for the quarter was $434,000 of the total of $923.

A. Vendetti	Steve, can you give us a little bit of a feel for the cellulite tip and how that’s going so far?

S. Fanning	Sure. If you look at our total tips, let me talk about that. Total tip sales of our business, of our disposables, 60% were in all the new products. We continue to be very pleased by the reception by our doctors of our new products. Cellulite was over 10% of that so that has exceeded our original expectation which we thought we would enter the year hopefully somewhere between 10-15% so this is the first full quarter that we’ve had our cellulite in the marketplace so we’re pleased.

Operator	Our next question comes from Issac Ro with Leerink Swann & Company. Please go ahead.

I. Ro	Hey guys, thanks for taking the question. First off, as I look across the rest of the earnings season for the group, it looks like U.S. has universally been a bit weaker than the international marketplace and maybe just speaking for yourselves, do you think that’s a function of better demand in the international markets or just relatively lower penetration or maybe a bit of both.

S. Fanning

I think it’s a bit of both but I also think in the U.S. market it’s become increasingly difficult for doctors to get credit. We found that out ... we in many cases have sold systems only to find out that doctors are having a

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difficult time accessing the credit markets. I think that’s also an issue. We find it more so in the U.S. than international.

I. Ro	Along the lines of the credit issue, any sense of how that might percolate out to the international markets in the coming months?

S. Fanning	Not really. No, I couldn’t project that at this point in time.

I. Ro	Okay and lastly on ASPs for the tip. I think you said tips were up 12% so what was volume growth?

S. Fanning	In terms of unit growth we don’t give out the unit growth and again just to reiterate the reason why, we’ve had so many changes in pulse counts on tips and all of that, it wouldn’t really be an apples-to-apples comparison. In terms of dollars as we indicated, we were up 15%.

I. Ro	Thanks.

Operator	Our next question comes from Dalton Chandler with Needham & Company. Please go ahead.

D. Chandler	Good morning. Could you give us a bit more detail on the Reliant/Philips home use product?

S. Fanning	At this point in time, obviously this merger has not been completed yet so I can’t elaborate too much on that. All I can say is this, that obviously Philips is viewed as a very, very strong leader within the consumer marketplace and given the proprietary technology that Reliant has, we believe this is going to be a strong opportunity in the marketplace and it’s just really in the development stage at this point in time but it’s an exciting opportunity.

D. Chandler	Does that count as one question then?

S. Fanning	[laughter] Sure.

D. Chandler	Maybe I can ask two together then. I think in the past you’ve given us some numbers around the percentage of tip revenue that came from new tips introduced within the last 12 months. If you have that number and then also any update on the fat tip you have in the pipeline.

S. Fanning	Sure. 60% of our business comes from new tips so we’re obviously very pleased by that. In terms of the fat initiative at the company, Dalton, really it’s too competitive and I am not able to address that at this point in time.

D. Chandler	Okay, thanks.

Operator	Our next question comes from Scott Palmer with Paragon Associates. Go ahead, please.

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S. Palmer	Steve, the S-4 mentions 2 different offers that were made to acquire Thermage. One was I believe at 4.50 and both those were rejected by the Board. Could you elaborate more on why those were considered unattractive?

S. Fanning	At this point in time we can’t get into that information.

S. Palmer	Then not specific to this situation, what would constitute a contingent offer? Would that suggest the buyer needs financing?

S. Fanning	Here again I can’t comment on that.

S. Palmer	Thank you.

Operator	Our next question comes from Heshan Shaaban with Maxim Group. Go ahead, please.

H. Shaaban	My question’s been answered. Thank you.

Operator	We have a follow up question from Kaye Nakae. Please go ahead.

K. Nakae	Steve, in terms of launch of your major tip, how does the acquisition affect the timing of when we might see that product in the market?

S. Fanning	It doesn’t affect it at all and we continue to be on schedule to launch it.

K. Nakae	So early, early next year?

S. Fanning	Yes.

K. Nakae	Thanks.

Operator	Our next question is a follow up from Anthony Vendetti. Please go ahead.

A. Vendetti	Thanks. The vote so far from ... is it correct, Steve, you have over 50% of the votes now from Thermage shareholders and can you talk about the Reliant shareholders?

S. Fanning	Yes. First off the Reliant deal is a locked deal and we have right now 38% of the vote in.

C. Carnell	What is needed is over 50% of the votes cast. Not of the votes outstanding but 50% of the votes cast.

A. Vendetti	Okay, so 30% of the vote is in, in favor of it?

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J. Glenn	38% of our outstanding shares have voted in favor and it requires 50% of the votes cast so we feel very confident in the deal.

A. Vendetti	It’s been approved by Reliant?

S. Fanning	Absolutely. It’s a locked deal on Reliant’s part, yes.

A. Vendetti	Locked on Reliant’s part. Okay, great. Thanks.

S. Fanning	You’re welcome.

Operator	Gentlemen, we have no further audio questions at this time. I’d like to turn it back over to management for any closing statements.

S. Fanning	Thank you, everyone, for joining us at this early hour today out on the West Coast. We do appreciate it and we look forward to updating you on our progress in the near future. Thank you again.

Operator	Thank you. Ladies and gentlemen, this concludes the Thermage second quarter 2008 results conference call. Thank you for your participation. You may now disconnect.

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2 Thermage, Inc. (Nasdaq: THRM) Stephen Fanning Chairman and CEO August 12, 2008

Additional Information and Where You Can Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage filed a registration statement on Form S-4 with the SEC containing a proxy statement/ prospectus/
information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and Reliant.  Investors and security holders of Thermage and
Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction.  The proxy statement/prospectus/information statement, and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC's web site at
www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage Investor Relations by e-mail at
IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction.  Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction is available in the proxy statement/prospectus/information statement.

Forward Looking Statements
Forward Looking Statements
This presentation contains forward-looking statements within the meaning of the U.S.
Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks.
Further information on potential risk factors that could affect Thermage's business are detailed in the Company's Form 10-Q for the quarter ended June 30, 2008, and additional risk factors relating to the proposed transaction discussed in this presentation are presented in the Form S-4 as filed by Thermage on August 11, 2008. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

•
Pioneer of fractional technology
•
One of the most recognized and fastest growing brands in aesthetics
•
Large installed base of over 1,700
•
Growing consumable revenue stream from tip sales leading to increased margins
•
A track record of innovation and a strong product pipeline
•
Broad patent protection with 26 patents issued in the US and 119 patents pending in the US and internationally
•
Significant home market opportunity through agreement with Philips
The Gold Standard in Skin Resurfacing
& Skin Rejuvenation

Creating a Global Leader
•
Creates industry leading recurring
revenue model
•
Significant cost synergy opportunities
benefiting from proximity of headquarters
•
Anticipated cash flow generation of over
$15 million in 2009
•
Expected to be accretive to GAAP EPS
in 2009
Financial Rationale
•
Combines two of the most differentiated
and valued brands in aesthetic devices
•
Highly complementary product offering
•
Targeting two of the largest segments of
the aesthetic device industry
•
Strong economies of scale
•
Significant cross-selling opportunities
•
Track record of innovation and strong
product pipeline
•
Creates one of the largest sales forces in
aesthetic devices
•
Enhanced resources to target
international sales – combined presence
in over 80 countries
•
Combined installed base of over 4,200
Strategic Rationale

Reliant Product Overview
$79,000 $119,000 $129,000 System – List Price
$400 $400 $400 Treatment Tip – List Price
5-6 full face treatments 3-5 full face treatments 1 full face treatment Approximate tip life
Yes
1-2
Ablative
January 2008
Fraxel re:pair
Yes Yes Consumable treatment tip
5-6 3-4 Typical patient treatments
Non-ablative Non-ablative Modality
June 2007 September 2006 Commercial launch date
Fraxel re:fine Fraxel re:store
Target customer base:
Dermatologists and
plastic surgeons
Dermatologists, plastic
surgeons, and non-core
physicians
Non-core physicians and
med-spas

Superior Fractional Technology
•
Continuous motion scanning technology
•
Faster treatments
•
More uniform treatments
•
More effective results
•
Simpler, safer treatments
•
Greater reliability at total lower cost of ownership
•
Wide range in depth of treatment

Cross Selling Opportunities
Installed Base
Over 1,700
Installed Base
Over 2,500
Cross-Branding
Opportunities
Strong Combination
Therapy
One Stop Shopping
For Physicians
Potential to Bundle
Technology
Improved Leverage
with Distributors

10 Creating One of the Largest Sales Forces in Aesthetic Devices Largest Bifurcated U.S. Sales Force Focus on Disposables Focus on Generators Enhances Market Penetration

Enhanced Opportunity to Grow
Consumable Revenue Stream
Treatment Tips and
Consumables Revenue
6 Months Ending June 30, 2008
•
Dedicated consumables
sales force markets to
Reliant’s installed base
•
Proven cooperative
marketing campaigns with
physicians
•
Enhanced resources to
increase visibility with
physicians and patients
Installed Base of Systems
as of June 30, 2008
Thermage
$24.6mm
Reliant
$9.3mm
Total: $33.9mm
Thermage
>2,500
Reliant
>1,700
Total: >4,200

Combining Two Highly Complementary
Business Models
Revenue Streams for the 6 Months Ending June 30, 2008
72%
26%
2%
23%
72%
5%
45%
51%
4%
0%
20%
40%
60%
80%
100%
Thermage Reliant NewCo
Tips Systems Other

13 Key Financial Considerations

Systems and Consumables Driving
Revenue Growth at Reliant
Fraxel’s Continued Strong Growth
Prospects
•
Continued momentum for
re:pair
•
Pending foreign registration
clearances for re:pair
•
Expanded application
capabilities for re:store
•
Continued growth of tip sales
•
Development revenues from
home use agreement with
Philips
Income Statement Year Ending 3 Months Ending
($ in millions) 12/31/2007 3/31/2008 6/30/2008
Systems $43.9 $12.1 $15.5
% Y/Y Growth 2% 28% 29%
Tips & Other Consumables 13.9 4.7 4.6
% Y/Y Growth 36% 39% 35%
Upgrades & Auxillary Equipment 10.9 0.9 1.0
% Y/Y Growth 266% (71%) (66%)
Other 1.8 0.6 1.4
% Y/Y Growth 68% 70% 234%
Net Revenues $70.5 $18.4 $22.6
% Y/Y Growth 23% 12% 19%

An Industry Leader in Revenue Growth
Reliant Has Been One of the Highest Growth Aesthetics Companies
Note: Growth shown as compared to the quarter of the previous year
Index consists of CLZR, CUTR, CYNO, PMTI, and ELOS
CLZR and ELOS Q2 ’08 revenue from consensus estimates
23%
12%
19%
11%
1%
1%
19%
11%
10%
0%
5%
10%
15%
20%
25%
2007 Q1 ‘08 Q2 ‘08
Reliant Index New Co

Reliant Achieves Break-Even Non-
GAAP Operating Income*
*Non-GAAP Operating Income excludes SBC and extraordinary charges
Income Statement Year Ending 3 Months Ending 3 Months Ending
($ in millions) 12/31/07 % of Rev 3/31/08 % of Rev 6/30/08 % of Rev Comments
Net Revenues $70.5 100% $18.4 100% $22.6 100% Strong revenue growth
Gross Profit 38.0 54% 11.0 60% 13.9 61%
Expansion of gross profit margin driven by
increased new system sales, growth in tip revenues
and improved manufacturing costs
Operating Expenses 62.1 88% 16.0 87% 15.9 70% Total expenses remained relatively constant
GAAP Operating Income (24.1) (34%) (5.0) (27%) (2.1) (9%)
Stock Based Compensation (SBC) 6.3 9% 2.0 11% 2.0 9%
SBC expected to reduce significantly as part of
combined entity
Extraordinary Charges
IPO Expenses 2.6 4% - -
M&A Expenses - 0.7 4% 0.1 1%
Severance Expense - - 0.2 1%
Inventory Charge 1.7 2% - -
SBC and Extraordinary Charges 10.5
15%
2.8
15%
2.4
10%
Non-GAAP Operating Income (13.5) (19%) (2.2) (12%) 0.3 1%
Reliant had positive operating income in Q2 ‘08
excluding SBC and extraordinary charges

Substantial Synergies Identified
Headcount Related – 66 positions
•
Sales $2.2mm
•
Marketing $2.3mm
•
Operations $1.4mm
•
G&A $3.4mm
TOTAL HEADCOUNT $9.3mm
Other Costs
•
Marketing $2.0mm
•
Facilities $0.5mm
•
R&D $1.0mm
•
Consulting, Legal, Insurance, Audit $1.2mm
TOTAL OTHER $4.7mm
TOTAL SYNERGIES $14.0mm

Benefit From Economies of Scale
Q2 ’08 Operating Expenses as a % of Revenue
Avg. of 54%
Avg. of 67%
$39 Q2 ’08 Revenue
($ in millions)
$40 $38 $40 $25 $23 $18 $23
CLZR and ELOS from analyst estimates
*Includes 25% of $14mm in synergies, or $3.5mm in synergies
61% Including Synergies*
69% Excluding Synergies
70%
68%
66%
62%
50%
56% 56%
0%
20%
40%
60%
80%
CYNO CLZR ELOS Post-
Merger
CUTR PMTI THRM Reliant

Projected Liquidity of Combined Company
Cash
$52.2mm
$25mm
Cash Paid
to Reliant at
Close
$0
$5mm
Cash Lent
to Reliant
$8mm
Transaction
/One-Time
Expenses
Cash
~$16mm
$1mm
Repayment of
Assumed Debt and
Interest
6/30/08 12/31/08
$2.5mm
Reliant Cash
Assumed
12/31/09
Estimated
Cash Flow
from
Operations
~$15mm